Exhibit 99.1

May 3, 2005

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Comarco, Inc. (“Company”) on or about May 3, 2005, which contains notification of the registrant’s inability to file its annual report on Form 10-K for the year ended January 31, 2005 by May 2, 2005. We have read the Company’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to reissue our report on the Company’s fiscal 2004 and 2003 consolidated financial statements to be included in such Form 10-K.

Very truly yours,

/s/ KPMG LLP